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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           THE SPORTSMAN'S GUIDE, INC.

             (Exact name of registrant as specified in its charter)


                  Minnesota                               41-1293081
  (State of incorporation or organization )           (I.R.S. Employer
                                                      Identification No.)

411 Farwell Avenue, South St. Paul, Minnesota               55075
     (Address of principal executive offices)             (Zip Code)


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box. [   ]


         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

         Securities Act registration statement file number to which this form relates: _______ (if applicable).

         Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class              Name of each exchange on which
           to be so registered              each class is to be registered

                  None                                 None

         Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock Purchase Rights
                                (Title of class)

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Item 1.    Description of Registrant's Securities to be Registered.

         On May 11, 1999, the Board of Directors of The Sportsman's Guide, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, $.01 par value ("Common Stock"), to shareholders of record at the close of business on May 21, 1999. Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a purchase price (the "Purchase Price") of $50 per share of Common Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of May 11, 1999 between the Company and Norwest Bank Minnesota, N.A., as Rights Agent.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with such exceptions as are set forth in the Rights Agreement) (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of or announcement of an intention to make a tender or exchange offer, which, if consummated, would result in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after May 21, 1999 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 11, 2009, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that, at any time following the Distribution Date, a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock having a market value equal to two times the Purchase Price of the Right. If an insufficient number of shares of Common Stock is authorized for issuance, then the Board would be required to substitute cash, property or other securities of the Company for the Common Stock. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all rights that are, or (under certain circumstances specified in the Rights

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Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) at a purchase price per share equal to 50% of the then current market price of a share of Common Stock. Assuming that the Common Stock had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock for $50.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the Purchase Price (i.e., at a 50% discount from the then current market price of such common stock). The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         The purchase price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Common Stock, (ii) if holders of the Common Stock are granted certain rights, options or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued. In lieu thereof, there shall be paid to registered holders of Rights Certificates an amount in cash based on the market price of the shares of Common Stock on the last trading day prior to the date of exercise.

         At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or other equity securities of the Company having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         In general, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) at any time until ten days following the Stock

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Acquisition Date. Immediately upon the action of the Board of Directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         One Right will be distributed for each share of Common Stock outstanding at the close of business on May 21, 1999 and for each share of Common Stock issued after that date until the earlier of the Distribution Date or the redemption, exchange or expiration of the Rights. In certain circumstances, Rights may be issued in connection with shares of Common Stock issued after the Distribution Date. The Company has initially reserved 6,100,000 shares of Common Stock for issuance upon exercise of the Rights. As of May 11, 1999, there were 4,747,810 shares of Common Stock outstanding and 1,396,817 shares of Common Stock reserved for issuance under stock option plans and outstanding warrants.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, since until ten days after such time the Rights may be redeemed by the Company at $.001 per Right.

         A copy of the Rights Agreement is available free of charge from the Company. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed herewith as an exhibit and incorporated herein by reference.

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Item 2.    Exhibits.

           1 Rights Agreement dated as of May 11, 1999 between The Sportsman's Guide, Inc. and Norwest Bank Minnesota, N.A., as Rights Agent, which includes as Exhibit A the form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K dated May 11, 1999, File No. 0-15767).




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                                    SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                  THE SPORTSMAN'S GUIDE, INC.

Date:  May 11, 1999                               By /s/ Gary Olen
                                                     ---------------------------
                                                     Gary Olen
                                                     Chairman and
                                                     Chief Executive Officer





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                                  EXHIBIT INDEX

Exhibit           Description

1 Rights Agreement dated as of May 11, 1999 between The Sportsman's Guide, Inc. and Norwest Bank Minnesota, N.A., as Rights Agent, which includes as Exhibit A the form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K dated May 11, 1999, File No. 0-15767).


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